CYBIN INC.
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2023 AND 2022

Responsibility for Consolidated Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for approval by the Board of Directors.

Where necessary, management has made judgements and estimates in preparing the consolidated financial statements and such statements have been prepared within acceptable limits of materiality. Management maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

A firm of independent Chartered Professional Accountants, Zeifmans LLP, appointed by the shareholders, audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provided an independent professional opinion on the consolidated financial statements.

/s/ Doug Drysdale
Chief Executive Officer
June 27, 2023

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Cybin Inc.

Opinion

We have audited the consolidated financial statements of Cybin Inc. and its subsidiaries (together, the “Company”), which comprise the consolidated statements of financial position as at March 31, 2023 and 2022, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2023 and 2022 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards (“GAAS”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the consolidated financial statements which indicates that the Company’s operations do no generate cash flow and, as at March 31, 2023, the Company had cumulative deficit of $148,151,000 (2022 - $100,661,000), cash of $16,633,000 (2022 - $53,641,000) and working capital of $17,522,000 (2022 - $50,447,000), and a net loss of $47,490,000 (2022 - $67,631,000) and negative cash flows from operations of $47,431,000 (2022 - $45,207,000) for the year then ended. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exits that may cast doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as at and for the year ended March 31, 2023. These matters were addressed in the context of our audits of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material Uncertainty Related to Going concern section, we have determined the matter described below to be the key audit matter to be communicated in our report.

Key audit matter	How our audit addressed the key audit matter
Assessment of Impairment of goodwill and intangible assets

Refer to note 2 – Summary of Significant accounting policies, note – Intangible assets and note 7 – Goodwill

In accordance with IAS 36, Impairment of Assets, management is required to test goodwill and intangible assets not yet available for use for impairment annually, or when facts and circumstances suggest they may be impaired. Goodwill arising from business combinations is allocated to each of the Company’s cash-generating units (“CGU”) that is expected to benefit from the synergies of the combination. The recoverable amount of the CGU to which the goodwill and intangible assets have been allocated is tested for impairment at the same time every year. As at March 31, 2023 the Company had goodwill of $24.8 million and intangible assets of $5.5 million before the impairment test. The annual impairment test has been performed as of March 31, 2023, and as a result no impairment was recognized.

For the purpose of the impairment test, the recoverable amount of the Company’s CGU has been determined by management based on an assessment of its value in use following a discounted cash flow approach over a period of thirteen years. Management made certain assumptions in determining the cash flow projections based on its internally approved budgets and include management’s best estimates of expected market conditions. The future cash flows used in the model are inherently uncertain and could materially change over time as a result of changes to the key assumptions estimated by management, revenue growth, discount rate, terminal growth rate, costs, future tax, risk premiums applicable to the CGU’s operations and future capital expenditure.

We considered this a key audit matter due to the subjectivity and complexity in performing procedures to test the key assumptions used by management in determining the recoverable amount of the Company’s CGU, which involved significant judgment from management.

Our approach to addressing the matter included the following procedures, among others:
•We evaluated the appropriateness of the value-in-use method and discounted cash flow projection models;
•We reviewed the controls and methodology used to develop information for assessing the recoverable amount including the risk assessment process, and the nature and extent of oversight and governance over financial reporting;
•We evaluated the assumptions applied to key inputs, such as forecasted revenues, gross margin, operating expenses, long-term growth rates and discount rates used by management in the discounted cash flow projection models;
•We performed a retrospective review to compare management’s assumptions in the prior year’s expected future cash flows to the actual results to assess the Company’s budgeting process;
•We evaluated the reasonableness of the Company’s impairment model and the discount rates by comparing the Company’s weighted average cost of capital against publicly available market data;
•We performed sensitivity analysis in consideration of the potential impact of reasonably possible upside or downside changes in these key assumptions;
•We tested the mathematical accuracy of management’s impairment model and supporting calculations; and
•We assessed the appropriateness of the disclosure of the assumptions used in the impairment assessment in the notes to the consolidated financial statements.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis (“MD&A”) but does not include the consolidated financial statements and our auditors’ report thereon.

Our opinion on the consolidated financial statements does not cover the MD&A and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the MD&A identified above and, in doing so, consider whether the MD&A is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits, or otherwise appears to be materially misstated.

We obtained the MD&A prior to the date of this auditors’ report. If, based on the work we have performed on this MD&A, we conclude that there is a material misstatement of this MD&A, we are required to report that fact in this auditors’ report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with GAAS, we exercise professional judgment and maintain professional skepticism throughout the audits. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audits evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audits. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audits resulting in this independent auditors’ report is Laurence W. Zeifman, CPA, CA.

Toronto, Ontario	Chartered Professional Accountants
6/27/2023	Licensed Public Accountants
1149

CYBIN INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of Canadian dollars)

As at	Notes	March 31, 2023	March 31, 2022

ASSETS
Current
Cash		16,633	53,641
Accounts receivable		3,050	2,102
Prepaid expenses		1,733	1,271
Other current assets		1,769	1,341

Total Current Assets		23,185	58,355

Non-current
Investments	4	—	242
Equipment	5	450	491
Intangible assets	6	5,470	2,083
Goodwill	7	24,792	22,892

Total Non-Current Assets		30,712	25,708

TOTAL ASSETS		53,897	84,063

LIABILITIES
Current
Accounts payable and accrued liabilities		5,663	5,262
Current portion of contingent consideration payable	8	—	2,646

TOTAL LIABILITIES		5,663	7,908

SHAREHOLDERS' EQUITY
Share capital	9	158,162	141,451
Contributed surplus		2,102	525
Options reserve	9	27,283	23,783
Warrants reserve	9	10,873	11,423
Accumulated other comprehensive loss		(2,035)	(366)
Deficit		(148,151)	(100,661)

TOTAL SHAREHOLDERS' EQUITY		48,234	76,155

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		53,897	84,063
Corporate information (note 1)
Contracts, commitments and contingencies (note 13)
Subsequent events (note 17)
The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements were approved for issue on June 27, 2023 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of Canadian dollars, except share and per share amounts)

		For the year ended March 31,
	Notes	2023	2022

EXPENSES
Research	12	25,491	17,586
General and administrative costs	11	21,341	28,222
Share-based compensation	9, 10	4,686	18,030

TOTAL EXPENSES		51,518	63,838

OTHER INCOME (EXPENSES)
Foreign currency translation gain (loss)		4,027	(309)
Interest income		603	241
Change in fair value of investments measured at fair value through profit or loss	4, 15	(260)	(29)
Contingent consideration accretion	8	(13)	(316)
Change in fair value of contingent consideration	8	(329)	(3,380)

TOTAL OTHER INCOME (EXPENSES)		4,028	(3,793)

NET LOSS FOR THE YEAR		(47,490)	(67,631)

OTHER COMPREHENSIVE LOSS
Foreign currency translation differences for foreign operations		(1,669)	(390)
COMPREHENSIVE LOSS FOR THE YEAR		(49,159)	(68,021)

Basic loss per share for the period attributable to common shareholders		(0.26)	(0.40)
Weighted average number of common shares outstanding - basic		185,428,767	167,287,240
The accompanying notes are an integral part of these consolidated financial statements.

CYBIN INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY For the years ended March 31, 2023 and 2022 (All amounts expressed in thousands of Canadian dollars, except share amounts)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
		#	$	$	$	$	$	$	$
Balance at March 31, 2021		157,454,415	100,676	11,166	7,158	124	(33,030)	24	86,118
Bought deal share offering - net of share issuance costs	10	10,147,600	31,507	—	—	—	—	—	31,507
Shares issued on Adelia milestones	9, 10	2,690,078	4,251	—	—	—	—	—	4,251
Warrants exercised	10	3,231,261	4,043	(1,115)	—	—	—	—	2,928
Options exercised	10	1,588,300	2,306	—	(964)	—	—	—	1,342
Options forfeited		—	—	—	(401)	401	—	—	—
Finders' warrants	10	—	(1,332)	1,332	—	—	—	—	—
Share-based compensation	10, 11	—	—	40	17,990	—	—	—	18,030
Unrealized loss on translation of foreign operations		—	—	—	—	—	—	(390)	(390)
Net loss for the period		—	—	—	—	—	(67,631)	—	(67,631)
Balance at March 31, 2022		175,111,654	141,451	11,423	23,783	525	(100,661)	(366)	76,155
At-the-market offering - net of share issuance costs	9	20,754,120	13,202	—	—	—	—	—	13,202
Shares issued on Adelia milestones	8, 9	3,603,742	2,988	—	—	—	—	—	2,988
Warrants exercised	9	1,164,638	527	(165)	—	—	—	—	362
Options forfeited	9	—	—	—	(1,180)	1,180	—	—	—
Warrants expired	9	—	—	(397)	—	397	—	—	—
Finders' warrants	9	—	(6)	6	—	—	—	—	—
Share-based compensation	9, 10	—	—	6	4,680	—	—	—	4,686
Unrealized loss on translation of foreign operations		—	—	—	—	—	—	(1,669)	(1,669)
Net loss for the period		—	—	—	—	—	(47,490)	—	(47,490)
Balance at March 31, 2023		200,634,154	158,162	10,873	27,283	2,102	(148,151)	(2,035)	48,234
The accompanying notes are an integral part of these consolidated financial statements

CYBIN INC. CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts expressed in thousands of Canadian dollars)

		For the year ended March 31,
	Notes	2023	2022

OPERATING ACTIVITIES
Net loss for the period		(47,490)	(67,631)
Adjustments for items not affecting cash:
Interest income	4, 15	(18)	(21)
Depreciation and amortization	5, 6	251	168
Share-based compensation		4,686	18,030
Change in fair value of investments measured at fair value through profit or loss	4, 15	260	29
Contingent consideration accretion	8	13	316
Change in fair value of contingent consideration	8	329	3,380
Unrealized foreign currency translation loss (gain)		(4,025)	309
		(45,994)	(45,420)
Net changes in non-cash working capital items:
Accounts receivable		(948)	(773)
Prepaid expenses		(462)	(142)
Other current assets		(428)	(1,341)
Accounts payable and accrued liabilities		401	2,469
Net cash flows used in operating activities		(47,431)	(45,207)

INVESTING ACTIVITIES
Purchase of investment	4	—	(250)
Purchase of intangible assets	6	(3,167)	(415)
Purchase of equipment	5	(142)	(105)
Net cash flows used in investing activities		(3,309)	(770)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	9	13,202	31,507
Shares issued for cash - warrant exercise	9	362	2,928
Shares issued for cash - options exercise	9	—	1,342
Net cash flows from financing activities		13,564	35,777

Effects of exchange rate changes on cash		168	(185)

Net change in cash		(37,008)	(10,385)
Cash, beginning of period		53,641	64,026
Cash, end of period		16,633	53,641
The accompanying notes are an integral part of these consolidated financial statements.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

1.    CORPORATE INFORMATION
Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of Cybin’s six subsidiaries (together with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) and Cybin IRL Limited (“Cybin IRL”). Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
The Company is a biopharmaceutical company focused on advancing psychedelic-based therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its psychedelic-based molecules while retaining the therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These consolidated financial statements as at, and for the year ended, March 31, 2023 were approved and authorized for issue by the board of directors on June 27, 2023.
Stock exchange listing
Cybin’s common shares (“Common Shares”) are listed for trading on the Neo Exchange Inc., and NYSE American LLC under the symbol “CYBN” and are quoted on the Frankfurt Stock Exchange under the symbol “R7E1”.
Going Concern
These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At present, the Company’s operations do not generate cash flows and, as at March 31, 2023, the Company had an accumulated deficit of $148,151 (2022 - $100,661), cash of $16,633 (2022 - $53,641) and working capital of $17,522 (2022 - $50,447), and a net loss of $47,490 (2022 - $67,631) and negative cash flows from operations of $47,431 (2022 - $45,207) for the year then ended. In order to continue as a going concern and meet its corporate objectives, the Company is dependent on its ability to obtain additional financing. There is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.
These consolidated financial statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern and therefore were required to realize its assets and liquidate its liabilities and commitments in the normal course of business operations and at amounts different from those in the accompanying consolidated financial statements.

2.    SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The policies applied to these consolidated financial statements are based on IFRS, which have been applied consistently to all periods presented. These consolidated financial statements were issued and effective as at June 27, 2023, the date the Board of Directors approved these consolidated financial statements.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The Company’s and its subsidiaries functional currencies are as follows:

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US1	Canadian dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
1 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain Former Adelia Shareholders (as defined below) hold Class B Shares (defined below) in Cybin US.

Basis of consolidation

The Company consolidates entities which it controls. Control exists when the Company has the power, directly and indirectly to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of the wholly owned subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with controlled entities are eliminated to the extent of the Company’s interest in the entity.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on deposit and highly liquid short-term interest-bearing variable rate investments with an original maturity of three months or less, or which are readily convertible into a known amount of cash with no significant changes. As at March 31, 2023 and March 31, 2022 there were no cash equivalents.

Inventories

Inventories include raw materials and finished goods. Raw materials are stated at the lower of cost and replacement cost with cost determined on a first-in, first-out basis. The Company monitors the shelf life and

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

expiry of finished goods to determine when inventory values are not recoverable and a write-down is necessary.

Equipment

Equipment consists of lab equipment and computer equipment and are recorded at cost less accumulated depreciation and accumulated impairment losses. Cost includes all expenditures incurred to bring the asset to the location and condition necessary for them to be operating in the manner intended by management.

Depreciation is recognized based on the cost of the item less its estimated residual value, over its estimated useful life on a straight-line basis at the following rates:

•Lab equipment – 5 years
•Computer equipment – 3 years

An item of equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of loss and comprehensive loss when the asset is derecognized. The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively if appropriate.

Intangible Assets

Intangible assets include expenditures related to obtaining patents, software related items and in-process research and development (“IPR&D”). The amortization of software related items begins when the software is in use and will be amortized on a straight-line basis over a period of 3 years. The amortization of patent costs commences when the associated products are available for commercial sale and is amortized on a straight-line basis over its respective legal lives or economic life, if shorter. Patents have an estimated useful life of 17 years. Amortization methods, useful lives, and residual values are reviewed at each reporting date and adjusted if appropriate. Acquired IPR&D is capitalized based on technical feasibility and remains on the balance sheet, subject to impairment. Acquired IPR&D is initially measured at fair value and recognized as an indefinite-lived intangible asset until completion or abandonment of the related project. Amortization commences when the assets become available for use. Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in operations as incurred.

Development activities involve a plan or design for the production of new, or substantially improved, products or processes related to the Company’s development of psychedelic-based therapeutics. Development expenditures are capitalized only if the relevant IFRS criteria are met. Capitalized development expenditures are amortized from the beginning of commercial production and sales and are amortized on a straight-line basis over the remaining useful life of the related patents. Development expenditures, in relation to the Company’s psychedelic-based therapeutics, have not satisfied the above criteria and are recognized in operations as incurred.

Goodwill

Goodwill represents the excess of the consideration transferred for the acquisition of an entity over the fair value of the net identifiable assets. Goodwill is initially measured at cost, and subsequently recorded at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGUs. The Company tests for impairment annually, or when indications of impairment exist. Impairment is determined for goodwill by assessing if the carrying value of CGUs, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in the statement of income.

Impairment of long-lived assets

Long-lived assets, including equipment and intangible assets, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separate cash inflows that are largely independent of the cash inflows from other assets. An impairment loss is charged to operations.

Financial instruments

Recognition and initial measurement

The Company initially recognizes financial instruments on the trade date, which is the date on which the Company becomes a party to the contractual provisions of the instrument. A financial asset or financial liability is measured initially at fair value plus/minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or use.

Classification

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (“FVOCI”), or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company currently does not measure any of its financial assets at amortized cost.

A debt instrument is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

•The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in FVOCI. This election is made on an investment-by-investment basis. The Company has not elected to present any assets as FVOCI.

Cash is measured at FVTPL.

In addition, on initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost as FVOCI or FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Business model assessment

The Company makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•The stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;
•How the performance of the portfolio is evaluated and reported to the Company’s management;
•The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•How managers of the business are compensated (e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected); and
•The frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectation about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of the Company’s stated objective for managing the financial asset is achieved and how cash flows are realized.

Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of the contractual cash flows such that it would not meet this condition. In making the assessment, the Company considers:

•contingent events that would change the amount and timing of cash flows;

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

•leverage features;
•prepayment and extension terms;
•terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse asset arrangements); and
•features that modify consideration of the time value of money – e.g. periodical rest of interest rates

Reclassifications

The Company would reclassify a financial asset when the Company changes its business model for managing the financial asset. All reclassifications are recorded at fair value at the date of the reclassification, which becomes the new carrying value.

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

Financial liabilities

The Company classifies its financial liabilities at amortized cost or FVTPL. The Company currently measures accounts payable and accrued liabilities at amortized cost and contingent consideration payable at FVTPL.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transition in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new assets obtained less any new liability assumed) and (ii) cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

Modifications of financial assets and financial liabilities

Financial assets

If the terms of a financial asset are modified, the Company evaluates whether the cash flows of the modified asset are substantially different. If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized and a new financial asset is recognized at fair value.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

If the cash flows of the modified asset carried at amortized cost are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Company recalculates the gross carrying amount of the financial asset and recognizes the amount arising from adjusting the gross carrying amount as a modification gain or loss in profit or loss. If such a modification is carried out because of financial difficulties of the borrower, then the gain or loss is presented together with impairment losses. In other cases, it is presented as interest income.

Financial liabilities

The Company derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains and losses arising from a group of similar transactions.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price (i.e. the fair value of the consideration given or received). If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any observable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

If an asset or a liability at fair value has a bid price and an ask price, then the Company measures assets and long positions at bid price and liabilities and short positions at an ask price.

Portfolio of financial assets and financial liabilities that are exposed to market risk and credit risk that are managed by the Company on the basis of the net exposure to either market or credit risk are measured on the basis of a price that would be received to sell a net long position (or paid to transfer a net short position) for the particular risk exposure. Portfolio-level adjustment e.g. bid-ask adjustment or credit risk adjustments that reflect the measurement on the basis of the net exposure are allocated to the individual assets and liabilities on the basis of the relative risk adjustment of each of the individual instruments in the portfolio.

The fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

Impairment

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized costs and debt financial assets carried at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•Significant financial difficulty of the borrower or issuer;
•A breach of contract such as a default of past due event;
•The restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;
•It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
•The disappearance of an active market for a security because of financial difficulties.

A loan that has been renegotiated due to a deterioration in the borrower’s condition is usually considered to be credit-impaired unless there is evidence that the risk of not receiving contractual cash flows has reduced significantly and there are no other indicators of impairment.

Recognition of allowance of expected credit losses (“ECL”) in the consolidated statement of financial position

The Company recognizes a loss allowance for ECL on trade receivables that are measured at amortized cost. The Company’s applied the simplified approach for trade receivables and recognizes the lifetime ECL for these assets. The ECL on trade receivables is estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to the customers, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial assets measured at amortized cost of FVOCI, the Company recognizes lifetime ECL only when there has been a significant increase in credit risk since initial recognition. If the credit risk on such financial instruments has not increased significantly since initial recognition, the Company measures the loss allowance on those financial instruments at an amount equal to 12-months ECL.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial asset. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial asset that are possible within 12 months after the reporting date. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of default occurring on the financial asset at the reporting date with the risk of default occurring at the initial recognition. The Company considers both quantitative and qualitative factors that are supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Irrespective of the above assessment, the Company presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise. Despite the foregoing, the Company presumes that the credit risk on a financial asset has not increased significantly since initial recognition if the financial asset is determined to have low credit risk at the reporting date.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes pas due.

Definition of default:

For internal credit risk management purposes, the Company considers a financial asset not recoverable if the customer balance owing is 180 days past due and information obtained from the customer and other external factors indicate that the customer is unlikely to pay its creditors in full.

Write-off

Financial assets are written off (either partially or in full) when there is no realistic prospect of recovery. This is generally the case when the Company determines that the counterparty does not have assets or sources of income that could general sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Taxation

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Deferred income tax is recorded using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: the initial recognized of assets or liabilities that affect neither accounting or taxable loss; or difference relating to investment in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its correct tax assets and liabilities on a net basis.

Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Common Shares and the Company’s Common Share purchase warrants, and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new Common Shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Share-based compensation

Under the Company’s equity incentive plan, all stock options granted may have graded vesting periods and are exercisable up to a maximum of 10 years form the date of grant. Each tranche of an award with graded vesting periods is considered a separate grant at each grant date for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted, the estimated volatility, estimated risk free rate and estimated forfeitures.

If a grant of the share-based payments is cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), the Company accounts for the cancellation or settlement as an acceleration of vesting, and recognizes immediately the amount that otherwise would have been recognized for services over the remainder of the vesting period.

The amount recognized for goods or services received during the vesting period is based on the best available estimate of the number of equity instruments anticipated to vest. The Company revises that estimate, if necessary, if subsequent information indicates that the number of share options anticipated to vest differs from previous estimates. On the vesting date, the Company revises the estimate to equal the number of equity instrument that ultimately vested. After the vesting date, the Company makes no subsequent adjustment to total equity for goods or services received if the share options are later forfeited or they expire at the end of the share option’s life.

If a grant of the share based payment is modified during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied) and the fair value of the new instruments is higher

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

than the fair value of the original instrument, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from modification date until the date when the modified equity instruments vests, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period of the original instrument.

Warrants

The Company follows the relative fair value method with respect to the measurement of Common Shares and warrants issued as units. The proceeds from the issuance of units are allocated between share capital and warrants. The warrant component is recorded in equity reserve. Unit proceeds are allocated to Common Shares and warrants using the Black-Scholes option pricing model and the share price at the time of financing. If and when the warrants are exercised, consideration paid by the warrant holder, together with the amount previously recognized in warrant reserve, is recorded as an increase to share capital. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of warrants that vest. When stock options or warrants are cancelled, they are treated as if they have vested on the date of collation and any cost not yet recognized in profit or loss is immediately expensed. Upon expiration of warrants, the amount applicable to expired warrants is moved to contributed surplus.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of Common Share equivalents, such as outstanding stock options and warrants, in the weighted average number of Common Shares outstanding during the period, if they are dilutive.

Currency translation

All figures presented in the consolidated financial statements are reflected in Canadian dollars unless otherwise noted.

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable as that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

The assets and liabilities of foreign operations are translated into Canadian dollars at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income (loss) and accumulated in shareholders’ equity.

Foreign currency translation gains or losses arising from a monetary item receivable or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss) in the translation reserve.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle, a provision is expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

New standards and interpretations not yet adopted

IAS 1, Presentation of Financial Statements ("IAS 1") - Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued amendments to IAS 1. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. The Company is still assessing the impact of adopting these amendments on its consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2, Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policies disclosures that are more useful by replacing the requirement for entities to disclose "significant" accounting policies with a requirement to disclose their "material" accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendments to IFRS Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") - Definition of Accounting Estimates

In February 2021, the IASB amendments to IAS 8. The amendment will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty". The amendment provides clarification to help entities to distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company has determined that adoption of these amendments has no significant effect on the Company's consolidated financial statements

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

IAS 12, Income Taxes ("IAS 12") - Deferred Tax related to Assets and Liabilities Arising from a Single Transaction
In May 2021, the IASB issued amendments to IAS 12. The amendment narrows the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal taxable and deductible temporary differences. As a result, companies will need to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition of transactions such as leases and decommissioning obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. The Company has determined that adoption of these amendments has no significant effect on the Company's consolidated financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the Company's consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting year. Actual outcomes could differ from these estimates. These Consolidated Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements include warrants and fair value of share-based payments (note 9) and the fair value of financial instruments (note 15).

Ability to continue as a going concern

In order to assess whether it is appropriate for the Company to continue as a going concern, management is required to apply judgment and make estimates with respect to future cash flow projections.

In arriving at this judgment, there were a number of assumptions and estimates involved in calculating these future cash flow projections. This includes making estimates regarding the timing and amounts of future expenditures and the ability and timing of raising additional financing.

Business combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

where IFRS provides exceptions to recording the amounts at fair value. Acquisition costs are expensed to profit or loss.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquiree, over the fair value of the identifiable net asset acquired, is recorded as goodwill.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period is the period from the acquisition date to the date complete information about facts and circumstances that existed as of the acquisition date is received. However, the measurement period does not exceed one year from the acquisition date.

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values.

Share based payments

The fair value of share-based compensation expenses are estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk-free rate of return, and the estimated rate of forfeiture of options or warrants granted.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the forecast for the next ten years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The determination of the Company’s CGUs is based on management’s judgement. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Company. Future events could cause the assumptions used in the impairment review to change with a consequential adverse effect on the results of the Company.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Income Taxes

The Company computed an income tax provision in accordance with the applicable income tax laws. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements. Additionally, estimation of income taxes includes evaluation the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. The income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at the end of each reporting period. To the extent that estimates and forecasts differ from actual results, adjustments are recorded in subsequent periods.
4.    INVESTMENTS

On June 8, 2021, the Company entered into a subscription agreement with RxLive Limited (“RxLive”) whereby the Company purchased $250 of 10.0% unsecured convertible redeemable debentures (the “Rx Debentures”). RxLive is a UK-based online platform that connects pharmacists and patients through a secure app that allows for pharmacist consultations, initial or renewal prescription fulfilment and delivery of prescription medication. The Rx Debentures matured and became due on June 8, 2022. The Rx Debentures were to be exchangeable or convertible into units at a price of equal to 80% of the offering price of any equity financing completed by 1301376 B.C. Ltd. (“Finco”) concurrent with a go-public transaction. Each unit was to consist of one common share of Finco (a “Finco Share”) and one Finco Share purchase warrant, with each warrant being exercisable to acquire one Finco Share at a price equal to 125% of the conversion price (the “Rx Conversion Feature”). As a result of the transaction, the Company recorded a hybrid financial instrument representing the Rx Debentures and the Rx Conversion Feature (the “Rx Hybrid Instrument”). The initial fair value of the Rx Hybrid Instrument was $250 determined by the sum of the fair values of the Rx Debenture and Rx Conversion Feature derived respectively using the discounted cash flow approach and the Black-Scholes model.

The go-public transaction did not occur, and the Rx Debentures did not convert into units prior to the initial maturity date. As a result, the maturity date of the Rx Debentures was amended to December 31, 2022. Furthermore, the Rx Debentures were amended to be convertible into units at a price of equal to 70% of the offering price of any equity financing. The Rx Debentures have not been repaid or converted into units. As at March 31, 2023, the amount of nil was determined to represent the fair value of the Rx Debentures (2022 - $242), and as a result recorded a loss of $260 in the statement of loss and comprehensive loss as a part of “Change in fair value of investments measured at fair value through profit or loss”. The investment may generate a positive gain or recovery at a later date based on future activities when more relevant information is available.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

5.    EQUIPMENT
Equipment consists as follows:

Cost	Lab Equipment	Computer Equipment	Total
	$	$	$
Balance as at March 31, 2021	470	141	611
Additions	8	97	105
Effect of foreign exchange	(3)	—	(3)
Balance as at March 31, 2022	475	238	713
Additions	142	—	142
Effect of foreign exchange	47	1	48
Balance as at March 31, 2023	664	239	903

Accumulated Depreciation
Balance as at March 31, 2021	39	15	54
Depreciation charge	100	68	168
Effect of foreign exchange	(1)	1	—
Balance as at March 31, 2022	138	84	222
Depreciation charge	135	79	214
Effect of foreign exchange	17	—	17
Balance as at March 31, 2023	290	163	453

Net book value as at March 31, 2022	337	154	491
Net book value as at March 31, 2023	374	76	450

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

6.    INTANGIBLE ASSETS

Cost	IP Research & Development	Patents	Licenses	Software	Total
	$	$	$	$	$
Balance as at March 31, 2021	1,604	97	—	—	1,701
Additions	—	341	—	74	415
Effect of foreign exchange	(38)	5	—	—	(33)
Balance as at March 31, 2022	1,566	443	—	74	2,083
Additions	1,342	495	1,330	—	3,167
Effect of foreign exchange	168	40	49	—	257
Balance as at March 31, 2023	3,076	978	1,379	74	5,507

Accumulated Amortization
Balance as at March 31, 2021 and March 31, 2022	—	—	—	—	—
Amortization charge	—	—	19	18	37
Balance as at March 31, 2023	—	—	19	18	37

Net book value as at March 31, 2022	1,566	443	—	74	2,083
Net book value as at March 31, 2023	3,076	978	1,360	56	5,470
IP Research & Development
On July 11, 2022, the Company completed the acquisition of a Phase 1 N,N-dimethyltryptamine (“DMT”) study (the “Asset Acquisition”) from Entheon Biomedical Corp. to accelerate the clinical development path for CYB004, Cybin’s proprietary deuterated DMT molecule for the potential treatment of anxiety disorders. The Company paid $1,000 for the Asset Acquisition, and assumed liabilities of $342.
Licenses
During the year ended March 31, 2023, the Company entered into multiple licensing agreements that provide Cybin with additional access to IP from over 15 more patents or patent applications, including the acquisition of an exclusive license to a targeted class of tryptamine-based molecules from Mindset Pharma Inc. (“Mindset”), for which it paid a one-time license fee of $680 (US$500). The licensing agreements collectively provide the Company with access to a broad range of preclinical molecule combinations for its library of psychedelic derivative drug development candidates. In addition to the exclusive license with Mindset, the Company spent an additional $650 on a licensing agreement.
Impairment
The Company performed its annual impairment test of intangible assets not yet in use at March 31, 2023. The recoverable amount was determined based on the relief from royalty method to arrive at the value-in-use (“VIU”). The Company considered an estimate of future revenues and a reasonable royalty rate to apply to financial projections based on the current budget and future commercialization plans. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects reflects the assessment of royalty and business opportunities and risk as well as the market potential. The VIU

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

calculations were performed using a pre-tax discount rate of 15.7% and an estimated useful life of 15 years. Based on the Company’s assessment, the recoverable amount is higher than the carrying value and therefore no impairment loss was recorded during the year ended March 31, 2023.
7.    GOODWILL
Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2021	23,370
Effect of foreign exchange	(478)
Balance as at March 31, 2022	22,892
Effect of foreign exchange	1,900
Balance as at March 31, 2023	24,792
Impairment
For purposes of the Company’s goodwill impairment testing, the Company has grouped certain CGUs to test at the lowest level at which management monitors goodwill for internal management purposes, which is the Company wide level.
The Company performed its annual impairment test of goodwill at March 31, 2023. The recoverable amount was determined based on value-in-use (“VIU”) and considered the cash flows of the group of CGUs based on the current budget and future commercialization plans. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects market assessments of the time value of money and the risks specific to the CGUs. The VIU calculations were performed using a pre-tax discount rate of 15.7%. The Company determined the terminal value as an estimate of the present value of the future cash flows in the terminal period, applying a terminal growth rate of 2%. Based on the Company’s assessment, the recoverable amount is higher than the carrying value and therefore no impairment loss was recorded for the year ended March 31, 2023.
8.    CONTINGENT CONSIDERATION PAYABLE
Former Adelia Shareholders
The Company had commitments to the former shareholders of Adelia (“Former Adelia Shareholders”) based on the achievement of certain milestones (the “Milestones”) as set out in the contribution agreement entered in connection with Cybin’s acquisition of Adelia (the “Contribution Agreement”). These Milestones were paid in class B common shares of Cybin US (“Class B Shares”) at a price per Class B Share equal to ten times the current trading price of the Common Shares on the relevant pricing date (note 9). The final Milestone was achieved on August 31, 2022. The Company does not have any further commitments to the Former Adelia Shareholders as it relates to the issuance of Class B Shares for the achievement of Milestones, other than the exchange of such Class B Shares into Common Shares in accordance with their terms.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The following table presents the change in the carrying value of the contingent consideration for the years ended March 31, 2022 and March 31, 2023:

$
Balance as at March 31, 2021	3,201
Milestone achieved	(4,251)
Change in fair value	3,380
Accretion expense	316
Balance as at March 31, 2022	2,646
Milestone achieved	(2,988)
Change in fair value	329
Accretion expense	13
Balance as at March 31, 2023	—
As a result of changes in fair value of the contingent consideration, for the year ended March 31, 2023, the Company recorded an expense of $329 in the statement of loss and comprehensive loss as “change in fair value of contingent consideration”(2022 - $3,380) . In addition, for the year ended March 31, 2023, the Company recorded an accretion expense of $13 in the statement of loss and comprehensive loss as “contingent consideration accretion” (2022 - $316).
9.    SHARE CAPITAL
a)Authorized share capital
The authorized share capital of Cybin consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Common Shares
As at March 31, 2023, the Company has no Common Shares held in escrow (2022 - 12,545,767).
During the year ended March 31, 2023, the Company completed the following share issuances:
On August 8, 2022, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell up to US$35,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the ATM Program are made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “Distribution Agreement”) dated August 8, 2022 among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The ATM Program is effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and August 5, 2023 unless earlier terminated in accordance with the terms of the Distribution Agreement.
Up to March 31, 2023, the Company had sold 20,754,120 Common Shares under the ATM program at an average price of $0.6819 (US$0.5079) per Common Share, for aggregate gross proceeds of $14,152 (US$10,541). Share issuance costs for the year ended March 31, 2023 were $950.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

During the year ended March 31, 2022, the Company completed the following share issuances:
On August 3, 2021, Cybin completed a public offering of 10,147,600 Common Shares at a price of $3.40 per Common Share for gross proceeds of $34,502 (the “August 2021 Offering”).
In connection with the August 2021 Offering, Cybin paid the underwriters a cash commission of $2,240 and issued 658,860 compensation Common Share purchase warrants of Cybin, with each compensation Common Share purchase warrant being exercisable to acquire one Common Share at a price of $3.40 for a period of 24 months. In addition, the Company incurred additional share issuance costs related to professional fees of $754.
Preferred Shares
As at March 31, 2023, the Company has nil preferred shares outstanding (March 31, 2022 - nil).
Cybin US Class B Shares

Number of Class B Shares
Balance as at March 31, 2021	962,243.3
Issued on achievement of milestones	269,007.8
Converted into Common Shares	(184,116.0)
Balance as at March 31, 2022	1,047,135.1
Issued on achievement of milestones	360,374.2
Converted into Common Shares	(876,967.2)
Balance as at March 31, 2023	530,542.1
As at March 31, 2023, 530,542.1 Class B Shares were outstanding, and will be exchangeable for a total of 5,305,421, Common Shares as of December 14, 2023. These consolidated financial statements reflect all of the issued Class B Shares on an as-converted basis.
During the year ended March 31, 2023, the Company issued Class B Shares as follows:
On April 1, 2022, 22,428.3 Class B Shares were issued to Former Adelia Shareholders due to the achievement of the Milestone identified as Year 2 Q2 (iv), having an aggregate value of $229 at a price per Class B Share of $10.20. These Class B Shares are exchangeable for a total of 224,283 Common Shares, representing an effective issue price of $1.02 per Common Share. In consideration for the Milestone achieved, on June 22, 2022, an additional 456.5 Class B Shares having an aggregate value of $5 were issued to Former Adelia Shareholders.
On June 24, 2022, 266,933.1 Class B Shares were issued to Former Adelia Shareholders due to the achievement of certain Milestones identified as Y2, Q2 (i), (vi), Y2, Q3 (ii), Year 2 Q4 (i) and Year 3 Q1 (i), (ii), (iii), having an aggregate value of $2,034 at a price per Class B Share of $7.62. These Class B Shares are exchangeable for a total of 2,669,331 Common Shares, representing an effective issue price of $0.76 per Common Share.
On June 27, 2022, 37,366.2 Class B Shares were issued to Former Adelia Shareholders due to the achievement of the Milestone identified as Y2, Q3 (i), having an aggregate value of $280 at a price per Class B Share of

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

$7.50. These Class B Shares are exchangeable for a total of 373,662 Common Shares, representing an effective issue price of $0.75 per Common Share.
On August 31, 2022, 33,190.1 Class B Shares were issued to Former Adelia Shareholders due to the achievement of the Milestone identified as Y2, Q4 (ii), having an aggregate value of $468 at a price per Class B Share of $14.10. These Class B Shares are exchangeable for a total of 331,901 Common Shares, representing an effective issue price of $1.41 per Common Share.
With the fulfillment of all of the remaining milestones during the year ended March 31, 2023, it is not anticipated that any additional Class B Shares will be issued.
During the year ended March 31, 2022, the Company issued Class B Shares as follows:

On June 28, 2021, pursuant to the terms of the Contribution Agreement, 15,771.1 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of the remaining requirements of the second Milestone, amounting to $458. The Class B Shares are exchangeable for a total of 157,771 Common Shares, representing an effective issue price of $2.90 per Common Share.

On August 17, 2021, pursuant to the terms of the Contribution Agreement, an additional 18,788.5 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of certain requirements of the third and fourth Milestones, amounting to $633. The Class B Shares are exchangeable for a total of 187,886 Common Shares, representing an effective issue price of $3.37 per Common Share.

On August 31, 2021, pursuant to the terms of the Contribution Agreement, the remaining requirements of the third Milestone were achieved. Accordingly, 9,392.6 Class B Shares were issued to the Former Adelia Shareholders, amounting to $317. The Class B Shares are exchangeable for a total of 93,926 Common Shares, representing an effective issue price of $3.38 per Common Share.

On November 18, 2021, pursuant to the terms of the Contribution Agreement, an additional 28,903.0 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of certain requirements of the fourth and fifth Milestones, amounting to $706. These Class B Shares are exchangeable for a total of 289,030 Common Shares, representing an effective issue price of $2.44 per Common Share.

On November 29, 2021, pursuant to the terms of the Contribution Agreement, an additional 31,721.5 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of certain requirements of the fourth and fifth Milestones, amounting to $629. These Class B Shares are exchangeable for a total of 317,215 Common Shares, representing an effective issue price of $1.98 per Common Share.

On January 6, 2022, pursuant to the terms of the Contribution Agreement, an additional 15,611.4 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of the Milestone identified as Year 2 Q1 (v), as contemplated by the terms of the Contribution Agreement, amounting to $236. These Class B Shares are exchangeable for a total of 156,114 Common Shares, representing an effective issue price of $1.51 per Common Share.

On February 14, 2022, pursuant to the terms of the Contribution Agreement, an additional 41,028.2 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of the Milestones identified as Y1, Q4 (iv), Y1, Q4 (v) and Y2, Q1 (vi), as contemplated by the terms of the Contribution Agreement, amounting to $551 at a price per Class B Share of $13.43. These Class B Shares are exchangeable for a total of 410,282 Common Shares, representing an effective issue price of $1.34 per Common Share.

On February 18, 2022, pursuant to the terms of the Contribution Agreement, an additional 17,239.5 Class B Shares were issued to the Former Adelia Shareholders due to the achievement of certain Milestones identified

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

as Y2, Q2 (iii), as contemplated by the terms of the Contribution Agreement, having an aggregate value of $233 at a price per Class B Share of $13.54. These Class B Shares are exchangeable for a total of 172,395 Common Shares, representing an effective issue price of $1.35 per Common Share.

On March 25, 2022, pursuant to the terms of the Contribution Agreement, an additional 90,546.0 Class B Shares were issued to Former Adelia Shareholders due to the achievement of certain Milestones identified as Year 1 Q4 (vi); Year 2 Q2 (ii); Year 2 Q2 (v) and Year 2, Q3 (iii), as contemplated by the terms of the Contribution Agreement, having an aggregate value of $905 at a price per Class B Share of $9.99. These Class B Shares are exchangeable for a total of 905,460 Common Shares, representing an effective issue price of $1.00 per Common Share.
c)Warrants

The continuity of the outstanding warrants for the years ended March 31, 2023 and March 31, 2022, are as follows:

	Number of Warrants	Weighted average exercise price
		$
Common Share Purchase Warrants
As at March 31, 2021	28,696,237	1.15
Issued	658,860	3.40
Exercised	(3,231,261)	0.91
Forfeited	(575,000)	0.54
As at March 31, 2022	25,548,836	1.22
Exercised	(1,164,638)	0.31
Expired	(1,153,713)	0.75
Outstanding as at March 31, 2023	23,230,485	1.29
Exercisable as at March 31, 2023	23,230,485	1.29

Unit Purchase Warrants(1)
As at March 31, 2021	868,740	2.25
Exercised	—	—
As at March 31, 2022	868,740	2.25
Exercised	—	—
Outstanding as at March 31, 2023	868,740	2.25
Exercisable as at March 31, 2023	868,740	2.25
(1) Each unit consists of one Common Share and one half of one Common Share purchase warrant, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $3.25 per Common Share.
During the year ended March 31, 2023, the Company had the following movement in warrants:
During the year ended March 31, 2023, 1,164,638 Common Share purchase warrants (March 31, 2022 - 3,231,261) were exercised by various holders for aggregate proceeds to the Company of $362 (March 31, 2022 - $2,928).

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

During the year ended March 31, 2023, 1,153,713 warrants with a weighted average exercise price of $0.75 expired.
During the year ended March 31, 2022, the Company completed the following warrant issuances and modifications:
In connection with the August 2021 Offering, the Company issued 658,860 compensation Common Share purchase warrants, with each compensation Common Share purchase warrant being exercisable to acquire one Common Share at a price of $3.40 for a period of 24 months. The Company estimated the aggregate fair value of the compensation Common Share purchase warrants issued on August 3, 2021 using the Black-Scholes option pricing model to be $1,299 with the following assumptions:

Risk-free interest rate	0.42%
Expected annual volatility, based on comparable companies	85%
Expected life (in years)	2
Expected dividend yield	0.00%
Share price	$3.83
Exercise price	$3.40
On November 10, 2021, the Company approved the amendment of the terms of 1,150,000 Common Share purchase warrants such that the expiry date was extended from June 15, 2025 to November 15, 2025. The incremental fair value using the Black-Scholes option pricing model results in additional share-based payment compensation of $12 for the year ended March 31, 2022.
The following summarizes information about warrants outstanding at March 31, 2023:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average remaining contractual life
				$$000’s	Years
Common Share Purchase Warrants
August 3, 2023	658,860	658,860	3.40	1,229	0.34
February 1, 2024	7,146,500	7,146,500	3.25	5,454	0.84
June 15, 2025	12,800,000	12,800,000	0.25	2,318	2.21
August 20, 2025	1,475,125	1,475,125	0.64	682	2.39
November 15, 2025	1,150,000	1,150,000	0.25	220	2.63
	23,230,485	23,230,485	1.29	9,903	1.77

Unit Purchase Warrants(1)
February 4, 2024	868,740	868,740	2.25	970	0.85
	868,740	868,740	2.25	970	0.85
(1) Each unit consists of one Common Share and one half of one Common Share purchase warrant, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $3.25 per Common Share.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

As at March 31, 2023, the Company has no Common Share purchase warrants held in escrow (2022 - 3,125,032).
The Company recognized share-based payments compensation related to the issuance of Common Share purchase warrants for the year ended March 31, 2023 of $6 (2022 - $40).
d)Stock options
On November 5, 2020, Cybin adopted an equity incentive plan. Under the plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 16, 2021, the board of directors and the shareholders approved an amendment to the equity incentive plan to modify certain provisions for awards granted to residents of the United States, to increase the fixed number of Incentive Stock Options (as defined in the plan) and certain other housekeeping amendments.
The changes in options for the years ended March 31, 2023 and March 31, 2022 are as follows:

	Number of Options	Weighted average exercise price
		$
As at March 31, 2021	22,032,452	1.01
Granted	9,144,600	2.42
Exercised	(1,588,300)	0.83
Forfeited	(683,750)	1.55
Cancelled	(20,000)	2.78
As at March 31, 2022	28,885,002	1.45
Granted	2,475,000	0.91
Forfeited/Expired	(1,790,202)	2.20
Outstanding as at March 31, 2023	29,569,800	1.36
Exercisable as at March 31, 2023	27,234,025	1.33
During the year ended March 31, 2023, the Company completed the following option issuances:

On June 30, 2022, the Company granted options to purchase up to: 65,000 Common Shares to employees, with an exercise price of $1.00 per Common Share and vesting over two years. The options expire on June 30, 2027. The aggregate estimated grant date fair value was determined to be $32, calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Risk-free interest rate	3.10%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.72
Exercise price	$1.00

On June 30, 2022, the Company granted options to purchase up to 500,000 Common Shares to consultants, with an exercise price of $0.90 per Common Share. The options vested immediately and expire on June 30, 2025. The estimated grant date fair value was determined to be $183, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.14%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$0.72
Exercise price	$0.90
On August 15, 2022, the Company granted options to purchase up to 800,000 Common Shares to consultants, with an exercise price of $1.00 per Common Share and vesting over two years. The options expire on August 15, 2025. The estimated grant date fair value was determined to be $429, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.11%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$0.97
Exercise price	$1.00
On August 15, 2022, the Company granted options to purchase up to 20,000 Common Shares to an employee, with an exercise price of $1.00 per Common Share and vesting over two years. The options expire on August 15, 2027. The estimated grant date fair value was determined to be $14, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.88%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$0.97
Exercise price	$1.00

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

On September 30, 2022, the Company granted options to purchase up to 270,000 Common Shares to consultants, with an exercise price of $0.75 per Common Share and vesting over two years. The options expire on September 30, 2025. The estimated grant date fair value was determined to be $102, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.72%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$0.67
Exercise price	$0.75
On September 30, 2022, the Company granted options to purchase up to 245,000 Common Shares to employees, with an exercise price of $1.00 per Common Share and vesting over two years. The options expire on September 30, 2027. The estimated grant date fair value was determined to be $98, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.32%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$0.67
Exercise price	$1.00
On November 16, 2022, the Company granted options to purchase up to 200,000 Common Shares to a consultant with an exercise price of $0.91 per Common Share. The options vested immediately and expire on November 15, 2025. The estimated grant date fair value was determined to be $53, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.78%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$0.58
Exercise price	$0.91
On November 16, 2022, the Company granted options to purchase up to 375,000 Common Shares to consultants with an exercise price of $0.75 per Common Share. The options vested immediately and expire on November 15, 2025. The estimated grant date fair value was determined to be $110, calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Risk-free interest rate	3.78%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3
Expected dividend yield	0.00%
Share price	$0.58
Exercise price	$0.75
During the year ended March 31, 2022, the Company completed the following option issuances:

On June 28, 2021, the Company granted options to purchase up to: 1,975,000 Common Shares to executive officers, 1,090,000 Common Shares to employees, and 194,000 Common Shares to consultants, with an exercise price of $2.90 per Common Share and vesting over two years. On the same date, the Company granted options to purchase 550,000 Common Shares to consultants with an exercise price of $2.90 per Common Share and vesting over one year. In addition, the Company granted options to purchase up to 25,000 Common Shares to a consultant that vested immediately with an exercise price of $2.90 per Common Share. The options expire on June 28, 2026. The aggregate estimated grant date fair value was determined to be $7,994, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.98%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.90
Exercise price	$2.90

On August 16, 2021, the Company granted options to purchase up to: 165,000 Common Shares to employees, and 50,000 Common Shares to consultants, with an exercise price of $2.48 per Common Share, and vesting over two years. The options expire on August 16, 2026. The estimated grant date fair value was determined to be $383, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.81%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.48
Exercise price	$2.48

On August 18, 2021, the Company granted options to purchase up to 300,000 Common Shares to an executive officer with an exercise price of $2.48 per Common Share and vesting over two years. The options expire on August 18, 2026. The estimated grant date fair value was determined to be $519, calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Risk-free interest rate	0.82%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.42
Exercise price	$2.48

On September 27, 2021, the Company granted options to purchase up to 585,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over two years. The options expire on September 27, 2026. The estimated grant date fair value was determined to be $1,186, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.06%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.87
Exercise price	$3.15

On September 27, 2021, the Company granted options to purchase up to 195,000 Common Shares to a director with an exercise price of $2.87 per Common Share and vesting over two years. The options expire on September 27, 2026. The estimated grant date fair value was determined to be $403, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.06%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.87
Exercise price	$2.87

On September 30, 2021, the Company granted options to purchase up to 450,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over two years. The options expire on September 30, 2026. The estimated grant date fair value was determined to be $878, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.11%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.78
Exercise price	$3.15

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

On September 30, 2021, the Company granted options to purchase up to 40,000 Common Shares to a consultant with an exercise price of $2.78 per Common Share and vesting over one year. The options expire on June 30, 2023. The estimated grant date fair value was determined to be $48, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.53%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	1.75
Expected dividend yield	0.00%
Share price	$2.78
Exercise price	$2.78

On September 30, 2021, the Company granted options to purchase up to 700,000 Common Shares to consultants with an exercise price of $2.78 per Common Share and vesting over one year. The options expire on December 31, 2022. The estimated grant date fair value was determined to be $715, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.41%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	1.25
Expected dividend yield	0.00%
Share price	$2.78
Exercise price	$2.78

On December 31, 2021, the Company granted options to purchase up to 40,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over two years. The options expire on December 31, 2026. The estimated grant date fair value was determined to be $36, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.25%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$1.50
Exercise price	$3.15

On December 31, 2021, the Company granted options to purchase up to 1,250,000 Common Shares to consultants with an exercise price of $1.50 per Common Share and vesting over two years. The options expire on December 31, 2026. The estimated grant date fair value was determined to be $1,352, calculated using the Black-Company option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Risk-free interest rate	1.25%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$1.50
Exercise price	$1.50
On March 4, 2022, the Company granted options to purchase up to: 1,035,600 Common Shares to executive officers and 40,000 Common Shares to consultants, with an exercise price of $1.13 per Common Share and vesting over two years. The options expire on March 4, 2027. The estimated grant date fair value was determined to be $878, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.46%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$1.13
Exercise price	$1.13
On March 4, 2022, the Company granted options to purchase up to 60,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over two years. The options expire on March 4, 2027. The estimated grant date fair value was determined to be $38, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.46%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$1.13
Exercise price	$3.15
On March 8, 2022, the Company granted options to purchase up to 400,000 Common Shares to a consultant with an exercise price of $1.02 per Common Share and vesting over two months. The options expire on March 8, 2027. The estimated grant date fair value was determined to be $295, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.61%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$1.02
Exercise price	$1.02

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

During the year ended March 31, 2022, the Company amended the vesting and expiry dates of certain options with former employees of the Company, resulting in a modification of terms. As a result of the modifications, the Company calculated the incremental fair value using the Black-Scholes option pricing model. The fair value of the options after modification was determined to be less than the fair value prior to modification and therefore the original fair value of the grant was used and is being recognized over the new vesting schedule.
The Company accelerated the vesting schedule of 1,031,250 options issued to certain consultants to a date during the year ended March 31, 2022. As a result, an additional share-based payment compensation expense of $168 was recorded in the consolidated statement of loss and other comprehensive loss.
The following summarizes information about stock options outstanding on March 31, 2023:

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Recognized estimated grant date fair value
Expiry date	$			Years	$000’s
May 23, 2023	1.00	2,500	2,500	0.15	1
May 23, 2023	1.39	15,000	15,000	0.15	15
May 23, 2023	1.74	5,000	5,000	0.15	4
May 23, 2023	2.03	20,000	20,000	0.15	29
May 23, 2023	2.90	91,875	91,875	0.15	182
June 30, 2023	2.78	20,000	20,000	0.25	24
November 5, 2023	2.90	156,250	156,250	0.60	326
December 31, 2023	1.35	20,000	20,000	0.75	19
December 31, 2023	2.90	65,625	65,625	0.75	137
December 31, 2023	3.15	12,500	12,500	0.75	11
March 31, 2024	1.35	56,250	56,250	1.00	55
June 15, 2025	0.25	2,350,000	2,350,000	2.21	420
June 30, 2025	0.90	500,000	500,000	2.25	183
August 14, 2025	1.00	800,000	400,000	2.38	327
September 30, 2025	0.75	270,000	223,125	2.50	88
October 12, 2025	0.75	3,000,000	3,000,000	2.54	1,607
November 4, 2025	0.75	5,700,000	5,700,000	2.60	2,985
November 13, 2025	0.88	500,000	500,000	2.62	314
November 15, 2025	0.91	200,000	200,000	2.63	53
November 15, 2025	0.75	375,000	375,000	2.63	110
December 11, 2025	1.48	700,000	700,000	2.70	740
December 14, 2025	1.74	2,259,100	2,259,100	2.71	2,804
December 28, 2025	1.89	760,000	760,000	2.75	1,027
January 2, 2026	1.89	225,000	225,000	2.76	304
February 15, 2026	2.03	150,000	150,000	2.88	218
February 16, 2026	2.03	150,000	150,000	2.88	218
March 10, 2026	1.39	1,257,600	1,257,600	2.95	1,257
March 15, 2026	1.55	300,000	300,000	2.96	360

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Recognized estimated grant date fair value
March 28, 2026	1.36	1,575,000	1,575,000	2.99	1,540
March 29, 2026	1.32	37,500	37,500	3.00	36
March 31, 2026	1.35	250,000	250,000	3.00	243
June 28, 2026	2.90	3,180,000	2,854,375	3.25	6,629
August 16, 2026	2.48	215,000	188,125	3.38	376
August 18, 2026	2.48	300,000	262,500	3.39	510
September 27, 2026	3.15	545,000	408,750	3.50	1,050
September 27, 2026	2.87	195,000	170,625	3.50	396
September 30, 2026	3.15	200,000	150,000	3.50	371
December 31, 2026	3.15	40,000	27,500	3.76	29
December 31, 2026	1.50	1,230,000	425,000	3.76	1,038
March 4, 2027	1.13	1,075,600	806,700	3.93	822
March 4, 2027	3.15	60,000	37,500	3.93	34
March 8, 2027	1.02	400,000	400,000	3.94	295
June 30, 2027	1.00	65,000	32,500	4.25	17
August 14, 2027	1.00	20,000	10,000	4.38	11
September 30, 2027	1.00	220,000	83,125	4.50	68
		29,569,800	27,234,025	2.56	27,283
As at March 31, 2023, the Company has no options held in escrow (2022 - 2,981,250).
The Company recognized share-based payments expense related to the issuance of stock options for the year ended March 31, 2023 of $4,680 (2022 - $17,990).
The outstanding options and warrants disclosed above were anti-dilutive for the year ended March 31, 2023 and did not impact the calculation of the loss per share.
10.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The remuneration of key management personnel for the years ended March 31, 2022 and 2023 are as follows:

	Year ended March 31,
	2023	2022
	$	$
Payroll, consulting and benefits(1)	5,966	6,569
Share-based compensation
Options	2,346	8,813
Warrants	3	109
Total	8,315	15,491
(1) For the year ended March 31, 2023, includes $2,651 presented in the statement of loss and comprehensive loss as a part of “General and administrative costs” and $3,315 presented in the statement of loss and comprehensive loss as a part of “Research”.

11.    GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended March 31,
	2023	2022
	$	$
Payroll, consulting and benefits	6,272	7,468
Capital market	6,323	7,277
Office and administration	3,731	3,999
Professional and consulting fees	2,142	3,275
Investor relations	984	1,981
Marketing media	881	1,466
Business development	654	2,223
Listing fees	354	533
Total	21,341	28,222
12.    RESEARCH EXPENSES

	Year ended March 31,
	2023	2022
	$	$
Advancement of development programs	14,360	8,744
Payroll and benefits	8,830	6,989
Professional and consulting fees	1,159	1,555
Lab and administration	1,142	298
Total	25,491	17,586

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

13.    CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at March 31, 2023, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $12,074. The Company expects to pay this amount within the 12 months ending March 31, 2024, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition to the above, the Company has entered into an exclusive license agreement with Mindset to acquire a class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the agreement, the Company may have to pay additional consideration of up to $12,857 (US$9,500). At the sole discretion of Cybin, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of the Neo Exchange Inc. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the consolidated financial statements.
In the normal course of business, the Company may be subject to legal proceedings and claims. As at March 31, 2023, there was no ongoing litigation and therefore no contingent liabilities have been recorded.
14.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the year ended March 31, 2023.
The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company’s policy is to maintain adequate levels of capital at all times.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The Company’s capital structure includes the following:

As at	March 31, 2023	March 31, 2022
	$	$
Shareholders’ equity comprised of:
Share capital	158,162	141,451
Contributed surplus	2,102	525
Options reserve	27,283	23,783
Warrants reserve	10,873	11,423
Accumulated other comprehensive loss	(2,035)	(366)
Deficit	(148,151)	(100,661)
Total	48,234	76,155
15.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	March 31, 2023	March 31, 2022
	$	$
Financial assets, measured at fair value:
Cash	16,633	53,641
Investments	—	242
Financial assets, measured at amortized cost:
Accounts receivable	42	28
Financial liabilities, measured at fair value:
Contingent consideration payable	—	2,646
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	5,663	5,262
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value Hierarchy of Financial Instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The investments and the contingent liabilities are classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the year ended March 31, 2023.
The following table presents the changes in level 3 financial instruments for the for the years ended March 31, 2023 and March 31, 2022:

$
Balance as at March 31, 2021	—
Additions	250
Interest income	21
Change in fair value of investments measured at fair value through profit or loss	(29)
Balance as at March 31, 2022	242
Interest income	18
Change in fair value of investments measured at fair value through profit or loss	(260)
Balance as at March 31, 2023	—
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As at March 31, 2023, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at March 31, 2023, the Company had cash of $16,633 (March 31, 2022 - $53,641) in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $5,663 (March 31, 2022 - $5,262), all amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at March 31, 2023, the Company has determined its exposure to interest rate risk is minimal.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while functional currency of CAD in used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.
At March 31, 2023, the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$000’s	GBP 000’s	EUR 000’s
Cash	646	616	762
Accounts payable and accrued liabilities	(162)	(82)	(597)
	484	534	165
Foreign currency rate	1.3533	1.6726	1.4708
Equivalent in Canadian dollars	$655	$893	$243
Impact of 10% change in foreign currency rate	$66	$89	$24
Based on the above net exposures as at March 31, 2023, and assuming that all other variables remain constant, a 10% change of the USD, GBP and EUR, against the CAD would impact net loss by approximately by $179.
16.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.50% are as follows:

	Year ended March 31,
	2023	2022
Net loss before income taxes	47,490	67,631

Expected recovery at statutory rate	12,585	17,922
Share-based compensation	(1,242)	(4,778)
Share issuance costs	321	794
Difference between Canadian and foreign tax rates	(4,032)	(3,542)
Effect of exchange on unbooked deferred tax assets	438	—
Non-deductible expenses	(338)	(1,256)
Change in unrecognized deferred tax assets	(7,732)	(9,140)
Income tax recovery	—	—

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

The significant components of the Company’s deferred tax assets, resulting from temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statements of financial position, are as follows:

As at	March 31, 2023	March 31, 2022
Non-capital loss carryforwards	20,248	13,256
Deferred compensation	1,089	1,146
R&D expenditures	1,053	—
Share issuance costs	1,303	1,526
Depreciation/CCA differences	(6)	(10)
Other	6	43
	23,693	15,961
Valuation allowance	(23,693)	(15,961)
	—	—
These deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Company will be able to use these potential benefits.
Non-capital loss balance
As at March 31, 2023, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses expire as follows:

Year of expiry	$
2040	740
2041	19,193
2042	12,234
2043	10,704
42,871
As at March 31, 2023, the Company has non-capital losses in the United States, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, that will expire as follows:

Year of expiry	$
2041 - Pre-acquisition loss generated up to December 4, 2020	992
2041 - Loss generated in the period from December 4, 2020 to March 31, 2021	1,323
2042 - Loss generated in the year ended March 31, 2022	7,131
2043 - Loss generated in the year ended March 31, 2023	2,902
12,348
Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at March 31, 2023, the annual limitation was $144.

CYBIN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023 and March 31, 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)

Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.
As at March 31, 2023, the Company has non-capital losses in Ireland, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, expire as follows:

Year of expiry	$
2042	22,965
2043	23,017
45,982
17.    SUBSEQUENT EVENTS
(a) ATM Program
During the period from April 1, 2023 to June 27, 2023, the Company sold 8,533,269 Common Shares, at an average price of US$0.2896 per Common Share, for aggregate gross proceeds of US$2,471, through its ATM Program.
(b) Common Share Purchase Agreement
On May 30, 2023, the Company entered into a common share purchase agreement (the “LPC Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Subject to the terms and conditions of the LPC Purchase Agreement, the Company has the right to sell, and LPC is obligated to purchase, up to US$30,000 of Common Shares over a 36-month period at prices that are based on the market price at the time of each sale to LPC. Cybin, in its sole discretion, controls the timing and amount of all sales of Common Shares under the LPC Purchase Agreement. During the period from May 30, 2023 to June 27, 2023, the Company sold 1,925,000 Common Shares, at an average price of US$0.2417 per Common Shares, for aggregate gross proceeds of US$465 pursuant to the LPC Purchase Agreement. As of June 27, 2023, Cybin is entitled to issue additional Common Shares for aggregate proceeds of up to US$29,535 under the LPC Purchase Agreement.
Cybin has the right to terminate the LPC Purchase Agreement at any time at no cost or penalty. LPC has agreed not to engage in any short selling or hedging activity of any kind in the Common Shares. As consideration for LPC’s obligation to purchase Common Shares from the Company at its direction under the LPC Purchase Agreement, Cybin issued 2,538,844 Common Shares to LPC as a commitment fee on May 30, 2023. The Purchase Agreement provides that Cybin may not issue or sell any Common Shares to LPC under the Purchase Agreement which, when aggregated with all other Common Shares then beneficially owned by LPC and its affiliates (as calculated pursuant to Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder), would result in LPC beneficially owning more than 9.99% of the outstanding Common Shares.